                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   __________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                ---------------
                               (Amendment No. 1)*



                AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
                                 --------------
                                (Name of Issuer)

           DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
                          ----------------------------
                         (Title of Class of Securities)

                                   009366105
                                  ------------
                                 (CUSIP Number)

                                 Cheryl Sorokin
                     Executive Vice President and Secretary
                            BankAmerica Corporation
                   and certain of its subsidiaries, including
                        BA Leasing & Capital Corporation
                             555 California Street
                        San Francisco, California 94104
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 1996
             -----------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

  Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [ ]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America National Trust and Savings Association

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [ ]
5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 4
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Pacific Equipment Leasing, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [ ]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,000 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,025,000 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BA Leasing & Capital Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [ ]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            793,750 Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          231,250 Units
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             793,750 Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          231,250 Units
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      United States Airlease Holding, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                         [ ]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            231,250 Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             231,250 Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      231,250

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                                  SCHEDULE 13D


     Each of the undersigned hereby amends the Schedule 13D that was filed with the Securities and Exchange Commission on September 25, 1996, relating to the Depositary Units representing Limited Partners' Units ("Units") of Airlease Ltd., a California limited partnership ("Airlease").

     The Schedule 13D is amended as follows:

ITEM 1.  SECURITY AND ISSUER.

     Item 1 is amended in part as follows:

     The principal executive offices of Airlease are located at 555 California Street, San Francisco, California 94104.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is amended in its entirety as follows:

     This Schedule 13D is filed jointly by each of the following persons: (i) United States Airlease Holding, Inc., a California corporation ("USAH"), by virtue of its direct ownership in 231,250 Units; (ii) BA Leasing & Capital Corporation, a California corporation ("BALCAP"), by virtue of its ownership of all of the outstanding capital stock of USAH and its direct beneficial ownership in 793,750 Units; (iii) Security Pacific Equipment Leasing, Inc., a Delaware corporation ("Security Pacific Leasing"), by virtue of its ownership of all the outstanding capital stock of BALCAP; (iv) Bank of America National Trust and Savings Association, a national banking association organized under the laws of the United States of America ("Bank of America NT&SA"), by virtue of its ownership of all the outstanding capital stock of Security Pacific Leasing; and
(v) BankAmerica Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all the outstanding capital stock of Bank of America NT&SA.

     USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

     USAH's principal place of business is located at 555 California Street, San Francisco, California 94104. USAH is engaged in leasing and financing aircraft.

     BALCAP's principal place of business is located at 555 California Street, San Francisco, California 94104. BALCAP is principally engaged in leasing and financing a variety of equipment, including aircraft, rail cars, vessels and energy facilities.

     Security Pacific Leasing's principal place of business is located at 555 California Street, San Francisco, California 94104. Security Pacific Leasing is engaged in leasing and financing a variety of equipment.

     Bank of America NT&SA's principal place of business is located at 555 California Street, San Francisco, California 94104. Bank of America NT&SA is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer banking, corporate banking, commercial real estate lending and other financial services, middle-market banking, and private banking and investment services.

     BAC's principal place of business is located at 555 California Street, San Francisco, California 94104. BAC is a holding company, whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world.

     Information concerning the directors and executive officers of BALCAP, Security Pacific Leasing, Bank of America NT&SA, BAC and USAH, and the principal occupations or employment of each such person are listed in Exhibits 1, 2, 3, 4, and 5, respectively, attached hereto and incorporated herein by reference.

     To the knowledge of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, none of such persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations). To the knowledge of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, during the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of such persons is a citizen of the United States.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended in its entirety as follows:

     USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC have acquired the Units for purposes of investment. Except as set forth in Item 6 below, none of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC presently have any plans which relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D. Depending on market conditions and other factors (including evaluation of Airlease's business and prospects, availability of funds, alternative uses of funds and general economic conditions), USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC may from time to time purchase additional Units or dispose of all or a portion of the Units.

     On October 31, 1996, BALCAP acquired all of the outstanding capital stock of USAH and USAH became a wholly owned subsidiary of BALCAP.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 is amended in its entirety as follows:

     USAH beneficially and directly owns an aggregate of 231,250 Units of Airlease, which represent approximately 5% of the total number of Units presently issued and outstanding. As the parent company of USAH, BALCAP may be deemed a beneficial indirect owner of 231,250 Units. In addition, BALCAP beneficially and directly owns an aggregate of 793,750 Units of Airlease, which, together with the Units directly held by USAH, represent approximately 22.2% of the total number of Units presently issued and outstanding. As the parent company of BALCAP, Security Pacific Leasing may be deemed a beneficial indirect owner of the same 1,025,000 Units directly owned by USAH and BALCAP. As the parent company of Security Pacific Leasing, Bank of America NT&SA may be deemed a beneficial indirect owner of the same 1,025,000 Units directly owned by USAH and BALCAP and indirectly by Security Pacific Leasing. As the parent company of Bank of America NT&SA, BAC may be deemed a beneficial indirect owner of the same 1,025,000 Units directly owned by USAH and BALCAP and indirectly owned by Security Pacific Leasing and Bank of America NT&SA.

     BALCAP acquired 793,750 Units on September 20, 1996 from USAH, for a cash payment of $15.70 per Unit. On October 31, 1996 BALCAP acquired all of the outstanding capital stock of USAH and thereby acquired indirect beneficial ownership of 231,250 Units. Except as described in Item 6 below, none of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, nor any of their directors and executive officers, has had any transactions in the Units in the past 60 days. See Item 6 below for a description of an agreement for BALCAP to acquire additional Airlease Purchased Assets (as defined in Item 6 below).

     USAH has sole voting and dispositive power over the 231,250 Units held directly by it. BALCAP has sole voting and dispositive power over the 793,750 Units held directly by it.

     By virtue of the relationship between USAH and BALCAP described in Item 2 above, BALCAP may be deemed to possess indirect beneficial ownership of the Units beneficially owned by USAH. By virtue of the relationship between USAH, BALCAP and Security Pacific Leasing described in Item 2 above, Security Pacific Leasing may be deemed to possess indirect beneficial ownership of the Units beneficially owned by USAH and BALCAP. By virtue of the relationship between USAH, BALCAP, Security Pacific Leasing and Bank of America NT&SA described in
Item 2 above, Bank of

PAGE>

America NT&SA may be deemed to possess indirect beneficial ownership of the Units beneficially owned by USAH and BALCAP. By virtue of the relationship between USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC described in Item 2 above, BAC may be deemed to possess indirect beneficial ownership of the Units beneficially owned by USAH and BALCAP. The filing of this
Schedule 13D by Security Pacific Leasing, Bank of America NT&SA and BAC shall not be construed as an admission that any of them is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

     By virtue of the relationship between USAH and BALCAP described in Item 2 above, BALCAP may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by USAH. By virtue of the relationship between USAH, BALCAP and Security Pacific Leasing described in Item 2 above, Security Pacific Leasing may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by USAH and BALCAP. By virtue of the relationship between USAH, BALCAP, Security Pacific Leasing and Bank of America NT&SA described in Item 2 above, Bank of America NT&SA may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by USAH and BALCAP. By virtue of the relationship between USAH and BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC described in Item 2 above, BAC may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by USAH and BALCAP.

     To the knowledge of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, no director or executive officer of any of them owns any Units, other than David Gebler, who is a director and officer of USAH. See Exhibit 5 attached hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     1.   Directors and Executive Officers of BALCAP (filed as Exhibit 1 to the
             Schedule 13D filed by the undersigned on September 25, 1996, and incorporated herein by reference)
     2.   Directors and Executive Officers of Security Pacific Leasing (filed as
             Exhibit 2 to the Schedule 13D filed by the undersigned on September 25, 1996, and incorporated herein by reference)
     3.   Directors and Executive Officers of Bank of America NT&SA

     4.   Directors and Executive Officers of BAC
     5.   Directors and Executive Officers of USAH
     6. Amended and Restated Agreement of Limited Partnership of Airlease, dated October 10, 1986 (filed as Exhibit 3 to the Schedule 13D filed by United States Airlease Holding, Inc. on October 17, 1986, and incorporated herein by reference)
     7. Asset Purchase Agreement, dated as of August 5, 1996, among BA Leasing & Capital Corporation, USL Capital Corporation and Ford Motor Credit Company (filed as Exhibit 5 to the Schedule 13D filed by United States Airlease Holding, Inc. on September 5, 1996, and incorporated herein by reference)
     8. Agreement of USAH, BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC to file Schedule 13D jointly

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 1996    BANKAMERICA CORPORATION



                            By /s/ David A. Thrailkill
                              ---------------------------------------
                              Name:  David A. Thrailkill
                              Title:  Vice President

                            BANK OF AMERICA NATIONAL TRUST AND SAVINGS
                            ASSOCIATION



                            By /s/ David A. Thrailkill
                              ---------------------------------------
                              Name:  David A. Thrailkill
                              Title:  Vice President

                            SECURITY PACIFIC EQUIPMENT LEASING, INC.



                            By /s/ Jerome A. Moskovitz
                              ---------------------------------------
                              Name:  Jerome A. Moskovitz
                              Title:  Vice President

                            BA LEASING & CAPITAL CORPORATION



                            By /s/ Jerome A. Moskovitz
                              ---------------------------------------
                              Name:  Jerome A. Moskovitz
                              Title:  Vice President

                            UNITED STATES AIRLEASE HOLDING, INC.



                            By /s/ David B. Gebler
                              ---------------------------------------
                              Name:  David B. Gebler
                              Title:  Senior Vice President

                                                                         Page 13
                                 EXHIBIT INDEX

EXHIBIT 1.         DIRECTORS AND EXECUTIVE OFFICERS OF BALCAP (FILED AS EXHIBIT
                      1 TO THE SCHEDULE 13D FILED BY THE UNDERSIGNED ON
                      SEPTEMBER 25, 1996, AND INCORPORATED HEREIN BY REFERENCE)
EXHIBIT 2.         DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY PACIFIC LEASING
                      (FILED AS EXHIBIT 2 TO THE SCHEDULE 13D FILED BY THE
                      UNDERSIGNED ON SEPTEMBER 25, 1996, AND INCORPORATED HEREIN
                      BY REFERENCE)
EXHIBIT 3.         DIRECTORS AND EXECUTIVE OFFICERS OF BANK OF AMERICA NT&SA
EXHIBIT 4.         DIRECTORS AND EXECUTIVE OFFICERS OF BAC
EXHIBIT 5.         DIRECTORS AND EXECUTIVE OFFICERS OF USAH
EXHIBIT 6.         AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                      AIRLEASE, DATED OCTOBER 10, 1986 (FILED AS EXHIBIT 3 TO
                      THE SCHEDULE 13D FILED BY UNITED STATES AIRLEASE HOLDING,
                      INC. ON OCTOBER 17, 1986, AND INCORPORATED HEREIN BY
                      REFERENCE)
EXHIBIT 7.         ASSET PURCHASE AGREEMENT, DATED AS OF AUGUST 5, 1996, AMONG
                      BA LEASING & CAPITAL CORPORATION, USL CAPITAL CORPORATION
                      AND FORD MOTOR CREDIT COMPANY (FILED AS EXHIBIT 5 TO THE
                      SCHEDULE 13D FILED BY UNITED STATES AIRLEASE HOLDING, INC.
                      ON SEPTEMBER 5, 1996, AND INCORPORATED HEREIN BY
                      REFERENCE)
EXHIBIT 8.         AGREEMENT OF USAH, BALCAP, SECURITY PACIFIC LEASING, BANK OF
                      AMERICA NT&SA AND BAC TO FILE SCHEDULE 13D JOINTLY